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                                                                   Exhibit D-8.1
                                STATE OF INDIANA

                      INDIANA UTILITY REGULATORY COMMISSION

IN THE  MATTER OF THE INVESTIGATION )
ON THE COMMISSION'S OWN MOTION      )
INTO ANY AND ALL MATTERS RELATING   )       CAUSE NO. 41210
TO THE MERGER OF AMERICAN           )
ELECTRICAL POWER, INC., AND CENTRAL )       APPROVED:
AND SOUTH WEST CORPORATION          )       APR 26, 1999


BY THE COMMISSION:
Camie J. Swanson-Hull, Commissioner
David E. Ziegner, Commissioner
Claudia J. Earls, Administrative Law Judge

         On June 29, 1998, the Commission on its own motion indicated an investigation regarding the proposed merger of American Electric Power Company, Inc. ("AEP") and Central and South West Corporation ("CSW"). AEP is the parent company of Indiana Michigan Power Company ("I&M") which provides electric utility service in the State of Indiana. The Order noted that AEP and CSW had filed an application with the Federal Energy Regulatory Commission ("FERC") for approval of the merger under Section 203 of the Federal Power Act.

         Petitions to intervene in this matter were filed by the Citizens Action Coalition of Indiana, Inc. ("CAC"), Indiana Consumers For Fair Utility Rates (an ad hoc group of industrial companies) ("ICFUR"), PSI Energy, Inc. ("PSI") and Steel Dynamics, Inc.(1) These petitions were granted and these entities were made parties to this proceeding. The Office of Utility Consumer Counselor ("OUCC") also participated in this proceeding.

         After receiving written comments of the parties on certain issues relating to the proposed merger and after holding a preliminary hearing on August 4, 1998, the Commissioner on September 2, 1998, issued an Order appointing a negotiating team of members of the Commission Staff (the "Staff Negotiating Team") to attempt to negotiate a settlement of the issues present in this matter.

         By docket entries, I&M was directed to respond to various data requests seeking information about the proposed merger and to provide to the Commission, the Staff Negotiating Team and the other parties certain documents relating thereto. I&M responded to the requests by providing voluminous information and documents.

         During the course of this proceeding, status hearings were held at which time the Staff Negotiating Team submitted reports regarding the process of negotiations. On April 9, 1999, I&M and the Staff Negotiating Team submitted to the Commission and

-------------------------
(1) SDI subsequently withdrew from the proceeding.
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recommended for approval a Stipulation and Settlement Agreement (the "Settlement
Agreement") executed by I&M, AEP and the Staff Negotiating Team.

         On April 14, 1999, the parties to the Settlement Agreement prefiled with the Commission prepared testimony and evidence in support of the Settlement Agreement. A public evidentiary hearing on the Settlement Agreement was held on April 19, 1999, at 10:00 a.m. in Room TC10 of the Indiana Government Center South, Indianapolis, Indiana. At that time, the Settlement Agreement and evidence relating thereto were accepted into the record.

         Based upon the applicable law and evidence herein, the Commission now finds:

         (1) NOTICE AND JURISDICTION. Due legal and timely notice of the settlement hearing was given and published as required by law. I&M is a "public utility" within the meaning of that term in IC 8-1-2-1 and is subject to the jurisdiction of the Commission in the manner and to the extent provided by the laws of the State of Indiana. At the conclusion of the evidentiary hearing held in this cause, CAC stated three bases for this Commission to determine that it did not have the authority to approve the tendered Settlement Agreement. On April 19, 1999, CAC filed a "Motion for Ruling in the Nature of a Judgment on the Evidence." The three arguments raised by CAC are as follows:

(1) The Commission lacks subject matter jurisdiction to approve the "Regulatory Plan" proposed in the Settlement Agreement.

(2) The Commission lacks jurisdiction to approve the "Regulatory Plan" because I&M's customers have not received adequate notice that their future rates could be adjudicated in this proceeding.

(3) Even if the Commission has the general subject matter jurisdiction and jurisdiction in this particular case to approve the proposed "Regulatory Plan," the rate-making treatment proposed in the Plan is contrary to law.

         On April 21, 1999, I&M filed its response. We will first discuss CAC's arguments regarding the notice given to the public in this cause and then address the arguments regarding the Commission's authority to grant the relief requested in the Settlement Agreement.

         a. Notice of the scope of the proceeding. CAC contends that customers did not receive adequate notice that future rates could be adjudicated in this proceeding. Specifically, CAC argues that there is no reference to "rates" in the public notice provided in this cause and secondly, that even the active parties to this proceeding understood that the intended purpose of the Commission investigation was to gather information for the purposes of formulation of the Commission's position before the Federal Energy Regulatory Commission, not to adjudicate issues as the regulator of I&M's retail rates and charges.

         Indiana law clearly states that the IURC must have flexibility in determining the appropriate content of public notices. "The complexity and varied nature of regulatory


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proceedings militate against the adoption of a more particularistic notice standard; the Commission's Rule 8(b) provides the flexibility necessary for case-by-case determinations of the appropriate content of the public notice to be published." City of Evansville v. Southern Ind. Gas & Elec. Co., 339 N.E.2d 562, 578 (Ind. Ct. App. 1975). Our administrative code requires the caption of a petition to describe in general terms all the relief being sought in the petition, 170 IAC 1-1-8(b) (emphasis added). In this proceeding, customers were given notice that "any and all matters relating to the merger" were subject to the investigation. This broad notice certainly contemplates that issues including but not limited to merger savings, merger cost allocation, and impact on jurisdictional customers of the merged utility would be considered. We find that the public notice issued in this proceeding was sufficient to notify customers that the investigation may reach the issue of rate treatment. We also note that, even where a public utility makes a complaint as to any matter affecting its own rates or service, only reasonable notice is required, and there is no necessity for specific public notice of all regulatory issues whose ultimate resolution might independently affect an increase in a utility's rates. See, e.g., City of Evansville v. Southern Ind. Gas & Electric Co., 339 N.E.2d 562, 578-579.

         The notice provided in this case stated that this was a Commission investigation. Under the Commission's investigatory powers, the Commission has the power and authority to issue orders consistent with its broad grant of power from the legislature which is necessary to effectuate the regulatory scheme. See, N. Ind. Pub. Serv. V. Citizens act. Coal., 548 N.E.2d 153 (Ind. 1989). In its "Memorandum of Law in Support of Motion for Ruling in the Nature of Judgment on the Evidence," CAC argues that "even the active parties to this proceeding understood that the intended purpose of the Commission investigation was to gather information...." p.7. The Commission's September 2, 1998 Order provided notice to the parties that the Commission was moving from an informal investigation pursuant to IC 8-1-2-58 to a formal adjudication pursuant to IC 8-1-2-59. The Commission had previously described the issues before it to include "how the risks, costs and benefits of the merger should be shared among the stockholders and the customers, both wholesale and retail, of AEP." Order, June 29, 1998, Exhibit A, p.4, Item 4. CAC participates in the process. As Staff witness Glazier stated at the hearing held in this Cause, "We are negotiating on behalf of the almost six million people who we work for, Mr. Muller. And as you know, you were part of the negotiation discussions." To have participated in the settlement negotiations and then allege that the parties were unaware of the scope of the proceedings is puzzling to the Commission.

         CAC also makes mention of the fact that I&M did not provide notice to its customers of the potential rate impact of the Commission's investigation. Yet, nowhere in its legal memorandum does CAC cite any authority that confers upon I&M an affirmative duty to provide such notice. In addition, the Commission would note that CAC has waived any such challenge to our jurisdiction. As the Indiana Supreme Court found in City of New Haven v. Indiana Suburban Sewers, Inc., (1972) 277 N.E.2d 361:

                  If the notice prescribed is prerequisite to jurisdiction of the subject matter of the proceedings, the rule is otherwise, as the right to challenge such jurisdiction can never be lost or waived. Appellant has correctly stated such rule and supported it with good authority, but we believe the


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                  question here is not one of jurisdiction over the subject
                  matter of the proceedings. Such jurisdiction was established when notice of the time and place of public hearing was given more than ten (10) days prior to the date set for the hearing as prescribed by the statue, Indiana Acts 1957, ch. 313,
                  Section 2, 1969 Supp. Burns Ind. Stat. Ann. Section 54-601c,IC 1971, 8-1-289. Having been thusly established, such jurisdiction continued throughout the proceedings, including the rehearing, and we believe that the ends of justice would not be served by faulting proceedings by reason of a defect in the form of notice, if such defect did in fact exist, when the complaining party attended and participated therein. Clearly the notice which Appellant insists should have been given would not have benefited it and its omission did it no harm.

         Id., at p. 362-3.

         CAC also argues that it did not have full rights of discovery. It never raised this concern throughout the investigation. All parties were invited to submit proposed discovery requests to the Commission. The Commission then issued data requests akin to discovery requests including data requests propounded by CAC. At no time did CAC object in this procedure. On November 30, 1998, the Commission issued a docket entry stating that it had reviewed AEP's responses to its data requests, and giving all parties an opportunity to submit additional data requests to the Commission for consideration. CAC provided no new data requests. In addition, CAC is a party to the FERC action and was a party to the FAC 40 S i subdocket before this Commission. CAC has had available to it all discovery processes in both of those proceedings. This argument appears as devoid of merit as the argument that CAC was without notice of the scope of the proceeding.

         Having considered the arguments of the parties the Commission finds that the public received proper notice of the proceedings held in this Cause and that the Commission has complied with the applicable authority regarding the procedural conduct of this proceeding.

         b. Commission's Jurisdiction to grant the requested relief. Throughout CAC's "Memorandum" it argues that I&M is "recovering through rates" shareholder savings. CAC's argument is misguided. I&M has agreed in the Settlement Agreement to pass through 55% of the net merger savings immediately and automatically upon consummation of the merger. Without this agreement, I&M could have maintained its existing rates until either it successfully petitioned the Commission for a change in its base rates or the Commission initiated either on its own or at the request of another party and concluded an investigation into the reasonableness of I&M's base rates.

         CAC also argues that the Settlement Agreement's allowances of the referral and amortization over the eight-year period of the merger costs is allowing the inclusion in customer rates of expenses based upon contingencies that have not yet occurred. To support its proposition, CAC cites Citizens Action Coalition v. Public Serv. Co. (Ind.


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App. 1993) 612 N.E. 2d 199, 201. That case is readily distinguishable from this case insomuch as that case dealt with the Commission's speculation regarding the probability of passage of acid rain legislation. In the instant case, the contingent event is the consummation of the merger. If there is no merger, there is no effect of the Settlement Agreement. In this case, there is no speculation. If the merger occurs, I&M is allowed to amortize the expenses associated with the merger. If the merger does not occur, there will be no allocation of those expenses and no rate impact. To adopt CAC's position would be to call into question every municipal rate order this Commission has issued in the recent past which allows for an increase in rates premised upon an increase in debt service in anticipation of the issuance of bonds to fund a capital improvement project. Generally the bonds have not been issued when the municipality petitions for rate relief. Thus, the Commission in granting the rate relief is premising the relief on the issuance of the bonds, a future contingency. Orders on proposed but unconsummated transactions have occurred in the merger and/or take-over context as well. For example, in our order in Cause No. 37962, issued May 29, 1986, in a case involving the acquisition of the Zionsville waterworks system by Zionsville Water Corporation, a subsidiary of Indianapolis Water Company, the Commission approved the accounting methodology to be utilized upon consummation of the transaction for the recording of the purchase, including an acquisition adjustment. The transaction had not been consummated, and yet the accounting treatment was approved. In addition, the Commission approved the amortization of the acquisition adjustment as an "above-the-line" operating expense recoverable through rates. Order, p.19. The Commission noted that such treatment was consistent with a previous order involving Indiana Cities Water Corporation, Cause No. 37579, Order issued June 12, 1985. In addition, in several cases, future rate-making treatments were approved in advance of the closing of the transaction, and in many of the cases, pre-approval of the rate-making treatment was a condition for closing. See e.g., Indianapolis Gas Co. and Westport Net Gas Corp., Cause No. 38302 issued January 20, 1988; West Lafayette Water CO. and Green Meadows Util., Cause Nos. 39417, 38902 and 39166-U issued September 23, 1962; and Indiana American Water Co. and Farmington Utilities, Inc., Cause No. 40442, issued October 2, 1996.

         The final argument that CAC presents against the Settlement Agreement is that it attempts to "bind" future Commissions with respect to various expenses. As Indiana courts have stated on numerous occasions, the rate-making process is a legislative not an adjudicatory process. See, e.g. Office of Utility Consumer Counselor v. Public Service Company, 463 N.E.2d 499 (Ind. App. 3 Dist. 1984). There is no precedent set in one case for use in a subsequent case. Res judicata principles apply when an administrative agency acts in a judicial capacity, but do not apply when the agency acts in a legislative capacity. See, Indiana Gas v. Utility Consumer Counselor, 610 N.E.2d 865 (Ind. App. 5 Dist. 1993). In this case, the Settlement Agreement requests that the Commission allow I&M to book certain expenditures. In any rate proceeding, the Commission is allowed to presume a utility's costs are prudently incurred. See, Anaheim v. Federal Energy Regulatory Commission, (D.C. Circuit, 1981) 669 F.2d
799). However, where a participant in a proceeding creates a doubt as to the reasonableness of the expenditure, the burden of dispelling these doubts and of proving the questioned expenditure falls to the utility. Id. Obviously, if the Commission approves the Settlement Agreement and I&M is allowed to book certain expenditures, any party to any subsequent proceeding may question the reasonableness of any such expenses. CAC argues that by adopting our Staff's recommendation to approve the Settlement Agreement, the Commission will be


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mystically transformed into a proponent of the accounting treatment afforded the expenditures in any subsequent rate proceeding. The adoption of a Staff recommendation, however, does not transform the Commission into a proponent. As the Appellate Court held in Board of Directors for Utilities v. Office of Util. Consumer Counselor.



                  The statute does not limit the use of these reports by the Commission and to the extent that they become a part of the record and their contents may be utilized by the Commission, they are evidence. Reliance on the reports does not automatically transform the Commission into a proponent or opponent in the proceedings. To hold otherwise would place I.C. 8-1-1-5(a) in direct conflict with subsection (b), an illogical result clearly not intended by the legislature. . . . The reports are merely an additional tool to aid the assimilation of factually complex and technical information.

         c. Conclusion. Having considered the arguments raised by CAC, the Commission finds that due, legal and proper notice of this proceeding was given as provided by law and that this Commission has jurisdiction over Petitioner and the subject matter of this cause and has authority to approve the Settlement Agreement if it is found o be in the public interest.

                  (4) PROVISIONS OF THE SETTLEMENT AGREEMENT. As described in the Settlement Agreement, a copy of which is attached hereto as Exhibit A, and incorporated herein by reference, the Settlement Agreement contains, among other things: (a) net non-fuel merger savings; (b) fuel and purchase power merger savings; (c) limitation on requests for stranded cost recover; (d) allocation of proceeds from the sale of facilities; (e) system integration agreements; (f) Ohio Power waiver;
         (g) regional transmission organization commitments; (h) affiliate standards; and (i) maintenance and enhancement of the adequacy and reliability of retail electric service, including certain reporting requirements.

         The Settlement Agreement further provides that if any other state commission or any federal commission issues a final and non-appealable order addressing the merger that provides benefits or imposes conditions that would benefit ratepayers of another jurisdiction, AEP will extend equivalent net benefits and conditions to all AEP retail customers.

         The Settlement Agreement also provides that, upon approval by the Commission, neither the Commission nor its Staff shall oppose the proposed merger before FERC or oppose AEP's previously made merger-related filings with the Securities and Exchange Commission.

         The Settlement Agreement also states that it shall not constitute nor be cited as precedent or deemed an admission by any party in any other proceeding except as


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necessary to enforce its terms before the Commission, or any State Court of competent jurisdiction on these particular issues. The Settlement Agreement provides that it is solely the result of compromise in the settlement process, shall not constitute a concession of subject matter jurisdiction, and except as expressly provided therein, is without prejudice to and shall not constitute a waiver of any position that any of the parties thereto may take with respect to any or all of the items resolved therein in any future regulatory or other proceedings.

         The Settlement Agreement states that if the Commission does not approve the Settlement Agreement in its entirety, it shall be null and void and deemed withdrawn, unless such change is approved by the parties. However, the Settlement Agreement does provide the Commission with the authority to address matters ancillary or incidental to the agreement.

         At the settlement hearing, Robert C. Glazier, Director of Utilities for the Indiana Utility Regulatory Commission, Richard E. Munczinski, Senior Vice President-Corporate Planning and Budgeting of American Electric Power Service Corporation, the service corporation subsidiary of AEP, and Kent D. Curry, Director of Regulatory Affairs for I&M, testified in support of Commission approval of the Settlement Agreement. Mr. Glazier and Mr. Munczinski discussed the negotiating process which resulted in the Settlement Agreement and the benefits that they believe would result from its approval. Mr. Curry testified regarding the mechanism by which the bill reductions would be implemented by I&M.

                  (5) COMMISSION FINDINGS. In our Order dated June 29, 1998, the Commission stated this investigation was commenced because the Commission believed that the proposed merger of AEP and CSW could have significant impact on the electric industry and customers in Indiana and across the region and the Commission was concerned about the proposed merger's effect on reliability of service and the development of independent system operators. During the course of this proceeding considerable information about the proposed merger was requested from and provided by I&M. Additional information about the proposed merger has been developed in the course of FERC proceedings and proceedings before other state commissions. After lengthy and detailed negotiations, I&M, AEP and the Staff Negotiating Team have reached agreement on terms and conditions which they allege will help ensure that Indiana consumers will fairly share in the benefits achieved by the merger and that Indiana consumers will be protected against any detrimental effects arising from the merger. The Staff Negotiating Team recommended that the Commission approve the Settlement Agreement as a fair and just settlement of differences regarding merger-related issues.

         At the hearing held in this cause, various parties expressed concern regarding various aspects of the Settlement Agreement. Those concerns included:
(a) the mechanism for sharing of non-fuel merger savings; (b) the accounting methodology to be used to allocate the merger costs and projected savings; (c) the mechanism for the pass-through of fuel merger savings; (d) the assurances in the Settlement Agreement that AEP will join a Regional Transmission Organization ("RTO"); (e) the affiliated standards; (f) the adequacy and reliability of AEP's electric service; and (g) the public interest issues raised by the proposed merger.


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         The Commission will address each of these concerns individually.

         (a) Non-fuel merger savings tracker mechanism. CAC raised a concern regarding the implementation of the Regulatory Plan, contained in the Settlement Agreement and explained in more detail in the pre-filed testimony of AEP Witness Curry. This Plan is used to pass certain non-fuel merger savings on to the ratepayers of AEP. The procedural mechanism proposed to be used by AEP in this Commission's 30-day filing procedure, an administrative procedure routinely used to "track" expenses or savings back to the ratepayer. We note that as the 30-day filing procedure is an informal process, it may need some enhancement to alleviate some of the concern raised by CAC. We therefore find that in addition to complying with the normal 30-day filing procedure, each filing made to track the non-fuel merger savings should be accompanied by a verified statement indicating that the facts contained in the filing are true to the best of AEP's knowledge and that a copy of the 30-day filing has been served on each party to this Cause. Our 30-day filing process includes an option for the Commission to deny approval of any filing. The proponent of the filing may then petition the Commission for approval of the requested relief at which time the Commission would set any request for hearing. Nothing in this Order should be read to preclude any party from objecting to any future 30-day filings by AEP. With these safeguards, the Commission finds that the rider mechanism is acceptable to implement the sharing of the non-fuel merger savings.

         (b) Accounting Methodology. As discussed in Finding No. 1(b) hereinabove, the Settlement Agreement contemplates the Commission issuing an Order in this cause approving the proposed accounting treatment of the merger expenses and merger savings. Mr. Munczinski testified that the merger expenses are currently accruing on the parents' books and that upon consummation of the merger, the costs will be allocated to the operating companies' books. Pursuant to the terms of the Settlement Agreement, these costs are to be included in AEP's future FAC proceedings for purposes of determining whether I&M has complied with the "earnings test" contained in I.C. 8-1-2-42(d)(3)("d(3) test") In addition, for purposes of the return allowed in the d(3) test, the portion of merger savings allocated to shareholders will be utilized in essence to increase the allowable return.

         The Commission notes that these provisions will be of no consequence unless at some point in the future, I&M is otherwise earning in excess of its allowable return in a future FAC proceeding. In addition, the same treatment is to be utilized should I&M file a base rate case. Pursuant to the terms of the Settlement Agreement I&M may not file a base rate case with an effective date prior to January 1, 2005. Considering the probability of either of these events occurring, and consistent with the Commission's reasoning in Finding 1(b) hereinabove, the Commission finds that the accounting methodology contained in the Settlement Agreement should be approved.

         (c) Fuel Energy Savings Reflected Through the FAC (Fuel Adjustments Clause). The Settlement Agreement states that fuel savings will be passed through the fuel adjustment clause proceeding. In each future quarterly FAC filing, AEP is to calculate the difference between the fixed fuel rate (9.2 mills per kWh) found in the Stipulation and Settlement Agreement in Cause No. 38702-FAC40-S1 and the actual incurred fuel cost, in mills. If the weighted average of actual fuel costs are less than the


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fixed fuel costs during the period of April 1, 1999 through December 31, 2003, then that difference will be credited to customers, based on total kWh consumed, as soon as possible after December 31, 2003. In this way, the fuel savings will be passed along to the consumers upon the reconciliation contemplated in the FAC 40 S, 1 Order.

         (d) Regional Transmission Organization. The Indiana Utility Regulatory Commission has consistently advocated the establishment of Regional Transmission Operators (RTOs), such as Independent System Operators (ISOs), as a means of mitigating the inherent market power of transmission owners and to foster a more efficient and competitive wholesale power market. The mitigation of market power by AEP's membership in an RTO is exceedingly important.

         To mitigate market power concerns and achieve greater reliability and economic efficiency, the IURC has been supportive of efforts to form RTOs. While we have been supporters of the Midwest Independent System Operator (MISO), we have urged the FERC to make modifications to the MISO including, among other things, to:

(1) Establish Power Exchanges (PXs) that would either be

         (a) separate organizations that coordinated with the RTO, or

         (b) a part of the RTO;

(2) vest the RTO with considerable authority over more of the traditional control area responsibilities;

(3) ensure that coordination among RTOs, including pricing of services and information protocols, are as efficient as possible.

         While the IURC recognizes many positive aspects of the MISO, the IURC, in this cause as articulated by Staff Witness Glazier and in Commission statements to the FERC, continues to express its concern that more progress is needed to ensure independence, reliability and economic efficiency. One of the most immediate concerns is the need to require participation of all transmission owners in an RTO. To this end, the IURC has urged the FERC to use its authority under the Federal Power Act (FPA) to mandate the participation of all transmission owning utilities in an RTO. The IURC has also urged the FERC to allow a certain amount of time for the industry to establish appropriate boundaries for RTOs. If the industry can not agree on the appropriate boundaries for any given RTO by a date certain, the IURC has suggested the FERC use its authority to draw those boundaries.

         In previous testimony before the FERC and in this instant case, AEP's position has been very similar to that espoused by the IURC. By way of example, both AEP and the IURC have recognized the need for power exchanges. AEP has suggested that RTOs assume greater authority over many traditional control area responsibilities. AEP has also been a forceful advocate for large regional RTOs.

         Counsel Ronald Brothers, on behalf of intervenor CINergy in this cause, sought to clarify the reasons for AEP's unwillingness to join the MISO. During the course of the cross-examination, it became clear to the IURC that AEP and CINergy are in agreement in many many respects. It does not seem that the areas of disagreement are


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insurmountable. By way of example, both CINergy and AEP agree that RTOs should be as large as possible to provide greater reliability and efficiency. In this regard, they both agree that an RTO could be as large as the entire eastern interconnection. CINergy and AEP agree that gaps in the membership pose significant problems. CINergy and AEP also both profess a sense of urgency.

         It is against this backdrop that the IURC has evaluated this Settlement Agreement. Certainly, getting AEP to commit to joining an RTO is a major accomplishment and AEP and other parties should be commended for their strides in this regard. The IURC will be assertive before the FERC to ensure that AEP joins an RTO and, to the maximum extent possible, that the RTO satisfies the conditions espoused by the IURC. The IURC is satisfied that nothing in this agreement prevents the IURC from advocating these concerns to the FERC, or advocating these positions in any other forum, or assisting the parties in bridging the remaining differences.

(e) Affiliate Standards. Paragraph 8 of the Stipulation and Settlement Agreement provides for Affiliate Standards between the regulated and non-regulated affiliates of the merged company. Specific provisions of the Affiliate Standards include:


(1) Principles for preventing cross-subsidization and/or cost shifting among the regulated and non-regulated affiliates and among the various regulatory jurisdictions in which the merged company will operate.

(2) Guaranteed Commission access to employees, officers, books and records of any affiliate of the jurisdictional AEP operating company.

(3) An AEP operating company shall not allow a non-utility affiliate to obtain credit under any arrangement that would permit a creditor, upon default, to have recourse to the operating company's assets.

(4) Any untariffed, non-utility service provided by an AEP operating company or affiliated service company to any affiliate shall be itemized in a billing statement pursuant to a written contract or written agreement. Contracts between the AEP operating company and non-utility affiliates must be filed with the Commission.

(5) The clear division of AEP operating company personnel, facilities and information from affiliated non-regulated wholesale generating or marketing personnel, facilities and information.

(6) AEP will designate an employee who will act as a contact for the State Commission and consumer advocates seeking data and information regarding affiliate transactions and personnel transfers.

(7) AEP will designate an employee who will act as a contact for retail consumers for information, questions and assistance.

(8) AEP will inform the State Commission at least thirty days before making a filing at the FERC or SEC.

(9) Violations of the provisions of the Affiliate Standards are subject to the enforcement powers and penalties at the State Commissions.

(10) AEP will contact with an independent auditor who will conduct biennial audits for eight years after merger consummation of affiliated transactions to determine compliance with these affiliate standards. The results of such audits will be filed with the State Commissions. Prior to the initial audit, AEP will conduct an


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         informational meeting with State Commissions regarding how its affiliates and affiliate transactions will have changed as a result of the proposed merger.

(11) If the Public Utility Holding Company Act of 1935 ("PUHCA") is repealed or materially amended during the time this agreement is in effect and equivalent jurisdiction is not given to another federal agency, AEP will work with the State Commissions to ensure that AEP continues to furnish the State Commission with the appropriate information to regulate its jurisdictional AEP operating company.

         During the Commission hearing AEP witness Richard E. Munczinski and Staff Negotiating Team witness Robert C. Glazier were questioned on the various provisions of the Affiliate Standards. Both witnesses were asked why the definition of affiliate in the Stipulation and Settlement Agreement differed from the definition contained in I.C. 8-1-2-49. Both witnesses responded that the difference was unintentional and not designed to circumvent any Commission rule or standard.

         Mr. Munczinski was asked a number of questions during the hearing designed to clarify various provisions of the Affiliate Standards section of the Stipulation and Settlement Agreement. Subsection A3 of the Affiliate Standards addresses the recovery of just and reasonable costs from the various regulatory jurisdictions. Mr. Munczinski explained that this provision protected AEP from just and reasonable costs being left unallocated or stranded. Mr. Munczinski testified that these costs would include "particularly those [costs] that apply to affiliated transactions, so that the parties have agreed that what should be included in the cost of service would be those affiliated transaction costs that meet the guidelines that are in this agreement, that the company should be made whole. . ." In return, AEP pledges that no more than one hundred percent of the cost will be allocated on an aggregate basis to the various regulatory jurisdictions. Further, Mr. Munczinski committed that if a State Commission failed to allow the recovery of just and reasonable affiliated transaction costs, AEP would not seek recovery of those stranded costs from other jurisdictions.

         Counsel for CAC questioned Mr. Munczinski on the terms and requirements of the independent audit addressed in Section V of the Affiliate Standards. Mr. Munczinski explained that the audit would be designed to test each provision of the Affiliate Standards to ensure AEP compliance. Further, that prior to the initial audit, AEP would conduct informational meetings with the affected State Commission to allow them to input on the audit requirements. AEP also pledged to file an audit plan with each State Commission prior to the commencement of the independent audit.

         Questions from the bench regarding Section W of the Affiliate Standards clarified that if PUCHA were repealed, AEP would continue to meet all appropriate reporting requirements. AEP committed to work with the State Commissions to determine what information would be reported to the Commission, including an allocation of jurisdictional costs. Mr. Munczinski assured the Commission that it was not AEP's intention to circumvent any Commission laws or requirements upon the repeal of PUCHA.

         Having reviewed the Affiliated Standards the Commission finds that they are reasonable and should provide more protection to AEP's Indiana customers than the current state of regulation. AEP should be advised that in determining an "affiliate" it should use the definition contained in Indiana Code. AEP should also file an audit plan with the Commission five days prior to commencing the independent audit.

         (f) Reliability of Service. This Commission is very concerned that the reliability, quality and adequacy of electric service provided by AEP not deteriorate as a result of this merger. The Settlement Agreement addresses these concerns on page 11, rhetorical paragraph 9 and through the reporting requirements contained in Attachment C to the Settlement Agreement. The reporting requirements consist of annual reports on two reliability measures, known as SAIFI (System Average Interruption Frequency Index) and CAIDI (Customer Average Interruption Duration Index), and three call center measures, delineated as Average Speed of Answer, Abandonment Rate, and Call Blockage. These reports are to be provided to the IURC by the end of May for the preceding calendar year. These reports will provide an indication of AEP's ongoing reliability, quality and adequacy of electric service.

         This Commission was troubled by the lack of quantification of any benchmark against which to assess these measures to see if reliability, quality and adequacy of electric service is being maintained or enhanced. Attachment C of the Settlement Agreement indicated only that "Indiana Michigan Power will maintain the overall quality and reliability of its electric service at levels no less than it has achieved in the past decade." Responding to questions from the bench, both AEP witnesses Munczinski and Curry testified that AEP would be willing to file with the Commission the historical reliability and call center measures, in a form essentially similar to that contained in Attachment C for the last ten years, provided that such data exists. We find that AEP shall file all such historical data that exists with the Commission's Engineering Division within ninety (90) days of the date of this October.

         (g) Public Interest. The theory of law creating the Commission is that "it shall be conscientiously and impartially administered by a body composed of a personnel especially qualified by knowledge, training and experience pertaining to the subject-matter committed to it . . . consonant with reasonable fairness and substantial justice according to legislative mandate, and the circumstances shown relative to its effect in the future on the utility's ability to serve the interest and convenience of the public, the cost and expense to the parties interested being an element for consideration." In re Northwestern Indiana Tel. Co., 201 Ind. 667 (1929), at p. 674-5. When asked by counsel for CAC for a definition of "public interest," Staff witness Glazier stated that it was the balancing of the interests of economic development, employment and the effectiveness of regulation. Case law has stated that the Commission is to balance the interests of the affected utility and the public.

      In Mr. Glazier's Staff Report admitted into the record of this cause he stated that "[I]t appears that employment in Indiana will not be negatively impacted as a result of the proposed merger." Report, p.11. At the hearing held in this cause, Mr. Munczinski stated that "if there are affected employees [in Indiana], they would be at the management level in the service corporation or at the highest level of management in Indiana Michigan Company. What we have excluded would be the field personnel. I think we're pretty sure that in Indiana it would be all the IBEW workers, union workers, customer service representatives, things like that. But I couldn't, for instance, guarantee the legal positions or the rates director position." Later in Mr. Munczinski's testimony, he referred to Mr. Flaherty's testimony in the Texas Docket. In that Docket, as Mr. Glazier's staff report alludes to, Mr. Flaherty stated that there "are no current plans to close any facilities in Indiana as a result of the AEP/CSW merger." Report, p.11. The representation by AEP that no facilities will be closed in Indiana and that no IBEW worker, union worker, or customer service representative will lose their job, is critical to this Commission's consideration of this merger.

         The Settlement Agreement left at least two critical terms undefined. One undefined term is "bulk transmission facilities." The other is "consummation of the merger." The Commission is aware of the difficulties in defining the term "bulk transmission facilities." As was explained at the hearing, there is a potential conflict between the states and FERC regarding the definition of transmission facilities giving rise to a conflict regarding jurisdiction of the transfer of those assets. AEP should be aware that this Commission intends to actively participate in FERC proceedings and this Commission will not readily cede its control over the transfer of transmission facilities. In our opinion, IC 8-1-2-83 is applicable to the transfer of assets. This Commission intends, as we previously stated herein, to be assertive before the FERC to ensure that AEP joins a FERC-approved RTO. We do not anticipate that the failure to define the term "bulk transmission facilities" will be utilized by AEP to thwart in any way the effort to establish a regional RTO. "Consummation of the merger" shall be defined as the day on which CSW shares are converted to AEP shares. AEP should immediately notify the Commission of this occurrence.

         Given our task of balancing the interests of all of Indiana, the Commission finds that approval of the Settlement Agreement is in the public interest. Approval serves the interest and convenience of the public, and the enormous cost in both time and money to continue litigating this matter on the state and federal level will be diminished.

         (h) Conclusion. At the conclusion of the hearing held in this cause, the OUCC's counsel made the following statement, "We are very appreciative of all the efforts that the Commission staff put into this negotiation. I know it is a very complex and arduous task for them, and they did a good job, and although the OUCC did not sign off on the agreement, it does not take away from our belief that the Commission staff did everything they could to reach an agreement that they thought was the best for the ratepayers of I&M." We join in the OUCC's recognition of the efforts made by the Commission 's Staff negotiating team and by AEP to reach a settlement that resolved many of the complex issues arising from this merger. It is the Commission's belief that whole no party is ever 100 percent satisfied by the results of a settlement, the negotiating process presents opportunities to raise issues which might otherwise remain unaddressed in a litigated proceeding.

         Having reviewed the Settlement Agreement and the evidence relating thereto and having considered all evidence submitted in this cause, the Commission finds that the recommendation of the Staff Negotiating Team should be approved. The Commission further finds that the Settlement Agreement is a fair and reasonable resolution of the merger-related issues of concern to the Commission and should be approved consistent with the findings herein which approve the Settlement Agreement while also addressing matters incidental or ancillary thereto.

      IT IS THEREFORE ORDERED BY THE INDIANA UTILITY REGULATORY COMMISSION THAT:

         1. The Settlement Agreement shall be and hereby is approved consistent with the findings herein.

         2. I&M shall implement the bill reductions as set forth in the Agreement upon consummation of the merger as defined herein.

         3. Upon consummation of the merger as defined herein, I&M shall be and hereby is authorized to defer and amortize its Indiana jurisdictional estimated merger-related cross-to-achieve savings over an eight-year period, as set forth in the Agreement consistent with finding 3(b) herein.

         4. The investigation in this cause commenced by our Order dated June 29, 1998 is hereby terminated.

         5. This Order shall be effective on and after the date of its approval.

MCCARTY, KLEIN, RIPLEY, SWANSON-HULL AND ZIEGNER CONCUR:
APPROVED:

I hereby certify that the above is a true and correct copy of the Order as approved.



 /s/ Joseph M. Sutherland
----------------------------------------
Joseph M. Sutherland,
Secretary to the Commission

                                    EXHIBIT A

                      STIPULATION AND SETTLEMENT AGREEMENT

                                STATE OF INDIANA

                      INDIANA UTILITY REGULATORY COMMISSION


IN THE MATTER OF THE INVESTIGATION            )
ON THE COMMISSION'S OWN MOTION                )
INTO ANY AND ALL MATTERS RELATING             )          CAUSE NO. 41210
TO THE MERGER OF AMERICAN                     )
ELECTRIC POWER, INC. AND CENTRAL              )
AND SOUTH WEST CORPORATION                    )


                      STIPULATION AND SETTLEMENT AGREEMENT

On June 29, 1998, the Indiana Utility Regulatory Commission ("IURC" or "Commission") initiated this investigation regarding the proposed merger of American Electric Power Company, Inc. ("AEP"), the parent company of Indiana Michigan Power Company ("I&M"), and Central and South West Corporation ("CSW"). On September 2, 1998, the Commission appointed a Staff Negotiating Team "to attempt to negotiate a settlement of the issues presented in this cause." In a Docket Entry dated November 30, 1998 the presiding officers directed that "any negotiated settlement resolving the issues presented in this Cause should be filed with the Commission on or before March 5, 1999....." The Commission extended that deadline at the request of the Staff Negotiating Team eventually to April 12, 1999.

Solely for the purposes of compromise and settlement of the issues in this proceeding, Indiana Michigan Power Company, which does business in Indiana as American Electric Power and the Staff Negotiating Team (collectively referred to as the "Parties") have met and reached a settlement agreement ("Agreement") which they hereby submit and recommend for approval to the Commission. If the Commission does not approve the settlement agreement in its entirety and incorporate it in the Final Order, the proposed Agreement shall be null and void and deemed withdrawn, unless such change is agreed to by the Parties.

                              SETTLEMENT AGREEMENT

WHEREAS AEP and CSW have filed various applications before federal and state agencies seeking approvals necessary to consummate a proposed merger of the two companies, and

WHEREAS AEP, I&M and the Staff Negotiating Team have met and explored over a period of months various issues related to the proposed merger and their agreements and differences regarding the effects of the proposed merger on competition between electricity providers and on the terms and conditions under which retail electric utility service is provided, and

WHEREAS AEP, I&M and the Staff Negotiating Team recognize the costs and uncertainty of litigation and the desirability of consensual voluntary resolution of their differences and the legitimate interest and good faith of each of the parties in achieving the objectives each desires to achieve, and

WHEREAS the Staff Negotiating Team is authorized to make recommendations to the IURC regarding a fair and just settlement of differences in the public interest,

The Parties agree as follows:

The Staff Negotiating Team will recommend to the IURC that the following Agreement be adopted by the Commission in an order or other appropriate formal action that references this Agreement or incorporates all of the provisions thereof. Where appropriate, the Commission action may address or reserve other matters ancillary or incidental to the matters addressed in this Agreement, for immediate or future disposition, in a manner not inconsistent with the Agreement.

All appropriate terms are defined in the "Definitions" section of the Agreement.

THE IURC and STAFF:

1. Will not oppose the proposed merger pending before the Federal Energy Regulatory Commission ("FERC").

2. Will not oppose AEP's filings previously made at the United States Securities and Exchange Commission ("SEC") in connection with the proposed merger, together with any non-material changes or supplements thereto.

AEP, or its Indiana jurisdictional AEP operating company, conditional on merger consummation will:

1. REGULATORY PLAN. I&M will implement net merger savings reduction riders that will reduce bills to customers by the annual amounts shown in Attachment A beginning with the first revenue month after the consummation of the merger. The annual bill reduction amounts shown in Attachment A will be allocated to rate classes based upon total revenues, excluding fuel cost adjustment, and credited to customers' bills through the application of a per kilowatt hour factor specific to each rate class. Each individual year's bill reduction will apply for a twelve-month period except for an adjustment during each third quarter to reconcile actual kWh sales and projected kWh sales for the prior year. The last reduction will continue to apply in years following the end of year eight until base rates for the operating company are changed.

The merger savings and costs are based on estimated values included in AEP's filing with FERC in Docket No. EC98-40-000.

Notwithstanding any base rate proceeding during the eight-year period after the consummation of the merger, the annual amounts shown in Attachment A will remain in effect.

I&M must implement the above bill reductions in the manner and amounts described above notwithstanding any changes to the current regulatory structure in Indiana. In the event that retail electric deregulation legislation is implemented in Indiana, or if there is any unbundling or restructuring, I&M shall continue to apply the regulatory plan's provisions to regulated rates of its Indiana customers.

Any legislatively mandated adjustments to base rates, of any kind, that are part of any retail electric deregulation legislation implemented in Indiana shall not diminish or offset, but shall be in addition to, the bill reductions established in this proceeding.

Subject to this agreement, AEP and I&M will defer and amortize their Indiana jurisdictional estimated merger related costs-to-achieve over an 8-year recovery period. Costs to achieve the merger are those costs incurred to consummate the merger and combine the operations of AEP and CSW. These costs include, but are not limited to, investment banking fees; consulting and legal services incurred in connection with obtaining regulatory and shareholder approvals; transition planning and development costs; employee separation costs including severance costs, change-in-control payments and retaining costs; and facilities consolidation costs. The IURC will issue accounting orders or other orders necessary to authorize the deferral and amortization of merger costs.

In any proceeding to change base rates for I&M to become effective after the consummation of the merger, the following rate treatment will be reflected:

                  A. Estimated non-fuel merger savings, net of costs to achieve will be included in cost of service as an allowable expense in order to avoid duplication and to continue to provide shareholders with their share of the net savings. The amount to be included in the cost of service shall be based upon the test year period. (See Attachment B)

                  B. Amortization of estimated costs to achieve will be included in cost of service as an allowable expense. The amount to be included in the cost of service shall be based upon the test year period. (See Attachment B)

In addition, the net merger savings allocated to the shareholders will be excluded from the earnings test in determining I&M's compliance with the provisions of I.C. 8-1-2-42(d)(2) and (3).

To mitigate potential stranded investment, I&M will increase the funding for the provision of paragraph 21 of the settlement agreement approved by the Commission in Cause No. 38702-FAC40-S1 in the additional amount of $5.5 million annually starting January 1, 2001 for a three-year period ending December 31, 2003. The rate filing limitation in paragraph 8 of that settlement agreement is extended by one year to January 1, 2005. In addition, I&M will abide by the provisions of paragraphs 8, 9 and 10 of that settlement agreement, regardless of the outcome of litigation in that cause.

2. FUEL MERGER SAVINGS. All savings of fuel and purchased power expenses resulting from the merger shall benefit retail customers through existing fuel clause recovery mechanisms applied by State Commissions. In circumstances when one or more AEP operating companies in one AEP zone are supplying power to the other AEP zone, and as a result the supplying zone needs to purchase replacement power to serve its native load, AEP shall hold harmless the native load customers of the supplying zone from any price differential between the replacement power and the system power supplied to the other zone. Similarly, if one or more AEP operating companies in one AEP zone are supplying power to the other AEP zone, and as a result, the supplying zone loses the opportunity to sell power at a price higher than received from the zone being supplied, AEP shall credit the supplying zone for the foregone revenues.

3. STRANDED COSTS. AEP and its operating companies agree not to seek or recover any stranded costs associated with the operating companies of one AEP zone from the retail customers of the other AEP zone.

4. PROCEEDS OF FACILITY SALES. Any proceeds from the sale of facilities shall go to the AEP operating company in whose rate base the facilities are included, for further disposition in accordance with the rules and orders of the regulatory authorities whose jurisdiction encompasses the ultimate disposition of such proceeds.

5. SYSTEM INTEGRATION AGREEMENTS. To mitigate any perceived impacts of the merger on AEP's ability to exercise market power, AEP proposed in its FERC merger application a mitigation plan. To protect retail customers, AEP agrees to hold harmless the retail customers from any mitigation plan included in any FERC order approving the merger of AEP-CSW. To implement this Agreement in any general retail electric rate proceeding commenced by the filing of a petition on or after the date of this Agreement, in which an AEP operating company requests a change in its basic rates and charges, or in any other proceeding where so ordered by the State Commission, AEP shall have the burden therein to prove that such requested rate relief does not reflect mitigation-related costs.

AEP commits to file any allocation of the cost of new, modified or upgraded generation or transmission facilities whose costs will be subject to the System Integration Agreement or the System Transmission Agreement with the FERC and to notify each State Commission of any such filing at the time it is made. Notification to each State Commission will include an estimate of the cost of construction, an explanation of the reasons for constructing the facilities, studies supporting the construction of the facilities, and a proposed allocation of the facilities' costs. If AEP plans to purchase an in-service facility or already constructed and soon-to-be-in-service facility, AEP will follow the above described procedures and will include as part of the notification to the State Commission an explanation of the circumstances causing the AEP operating company to make the purchase in question.

6. REGULATORY AUTHORITY. AEP agrees not to seek to overturn, reverse, set aside, change or enjoin, whether through appeal or the initiation or maintenance of any action in any forum, a decision or order of a State Commission based on the assertion that the authority of the Securities and Exchange Commission as interpreted in Ohio Power Co. v. FERC, 954 F.2d 779 (D.C. Cir. 1992) cert. denied, 498 U.S. 73 (1992) impairs the State Commission's ability to examine and determine the reasonableness of non-power affiliate transaction costs to be passed to retail customers. The parties agree that the Ohio Power waiver does not include waiver of any arguments that AEP may have with respect to the reasonableness of SEC approval cost allocations. AEP will provide each State Commission with notice at least 30 days prior to any filings that propose new allocation factors with the SEC. The notice need not be in the precise form of the final filing but shall include, to the extent information is available, a description of the proposed factors and the reasons supporting such factors. AEP and State Commission Staff will make a good-faith attempt to resolve their differences, if any, in advance of a filing being made at the SEC.

7. REGIONAL TRANSMISSION ORGANIZATION

         A. Prior to December 31, 2000, AEP will file with the FERC an unconditional application, consistent with the RTO agreement and tariff, to transfer the operation and control of its bulk transmission facilities in Indiana, Michigan, Kentucky, Ohio, Tennessee, Virginia and West Virginia owned, controlled and/or operated by AEP to the Midwest Independent Transmission System Operator, Inc. or another FERC-approved Regional Transmission Organization directly interconnected with AEP transmission facilities. Provided that, if, by June 30, 2000, there is pending before the FERC for approval an RTO to which AEP is a signatory that includes two or more directly interconnected control areas, at least one of which is not affiliated with AEP, the December 31, 2000 date shall be extended to the date that is 75 days after the date on which the FERC issues an order either approving or disapproving the RTO.

         B. AEP shall endeavor to incorporate equitable reciprocal pricing arrangements with contiguous RTOs in the Alliance RTO or any other filing to which AEP is a signatory seeking FERC approval of the formation of a new RTO.

         C. AEP will provide generation dispatch information necessary for RTOs to monitor the effect of such dispatch on the loading of that RTO's constrained transmission facilities. This information must be provided to any RTO of which AEP is a member, and to RTOs providing service over any transmission facilities directly interconnected with the AEP east zone transmission facilities. Each of these RTOs shall determine the format, quantity and timing of these data as necessary to perform this monitoring function. The information provided by AEP shall be equivalent to that provided by all parties, which have control of the dispatch of generation facilities, taking service from these RTO(s) and shall be subject to appropriate confidentiality provisions.

         D. AEP believes that its RTO commitment, as defined in this document, is in keeping with its goal of achieving a large, economically efficient RTO in the Eastern Interconnection.

         E. Nothing in this Agreement precludes the Commission, or its staff from actively participating in any proceedings at the FERC arising from any RTO filings made by AEP. However the Commission and its staff commits that it will not offer such participation as a reason to delay the consummation of the merger or to advocate a position before FERC inconsistent with Paragraph A above.

8. AFFILIATE STANDARDS. The following affiliate standards shall apply from the date of closing of the merger until new affiliate standards imposed by state legislation or State Commission action become effective.

         A. The financial policies and guidelines for transactions between an AEP operating company and its affiliates shall reflect the following principles:

         1. An AEP operating company's retail customers shall not subsidize the activities of the operating company's non-utility affiliates or its utility affiliates.

         2. An AEP operating company's costs for jurisdictional rate purposes shall reflect only those costs attributable to its jurisdictional customers.

         3. These principles shall be applied to avoid costs found to be just and reasonable for rate-making purposes by the affected State Commission being left unallocated or stranded between various regulatory jurisdictions, resulting in the failure of the opportunity for timely recovery of such costs by the operating company and/or its utility affiliates; provided, however, that no more than one hundred percent of such costs shall be allocated on an aggregate basis to the various regulatory jurisdictions.

         4. An AEP operating company shall maintain and utilize accounting systems and records that identify and appropriately allocate costs between the operating company and its affiliates, consistent with these cross-subsidization principles and such financial policies and guidelines.

         B. Each State Commission shall have access to the employees, officers, books and records of any affiliate of its jurisdictional AEP operating company to the same extent and in like manner that each such State Commission has over a public utility operating within the state in which such State Commission exercises its regulatory authority if the affiliate had engaged in direct or indirect transactions with the jurisdictional AEP operating company. If such employees, officers, books and records can not be reasonably made available to a State Commission, then upon request of a State Commission, the AEP operating company shall, in accordance with state reimbursements rules, reimburse the State Commission for appropriate out-of-state travel expenses incurred in accessing the employees, officers, books and records. Each AEP operating company shall maintain, in accordance with generally accepted accounting principles, books, records, and accounts that are separate from the books, records, and accounts of its affiliates, consistent with Part 101 - Uniform System of Accounts Prescribed for Public Utilities and Licensees Subject to the Provisions of the Federal Power Act. Any objections to providing all books and records must be raised before the State Commission and the burden of showing that the request is unreasonable or unrelated to the proceeding is on the AEP operating company. The confidentiality of competitively sensitive information shall be maintained in accordance with each State Commission's rules and regulations.

         C. In accordance with generally accepted accounting principles and consistent with state and federal guidelines, an AEP operating company shall record all transactions with its affiliates, whether direct or indirect. An AEP operating company and its affiliates shall maintain sufficient records to allow for an audit of the transactions involving the operating company and its affiliates. Asset transfers from an AEP operating company to a non-utility affiliate and asset transfers from a non-utility affiliate to an AEP operating company shall be at fully distributed costs in accordance with current Securities and Exchange Commission (SEC) issued requirements or other statutory requirements if the SEC has no jurisdiction.

         D. An AEP operating company shall not allow a non-utility to obtain credit under any arrangement that would permit a creditor, upon default, to have recourse to the operating company's assets. The financial arrangements of an AEP operating company's affiliate are subject to the following restrictions unless otherwise approved by that operating company's State Commission.

         1. Any indebtedness incurred by a non-utility affiliate will be without recourse to the operating company.

         2. An AEP operating company shall not enter into any agreements under terms of which the operating company is obligated to commit funds in order to maintain the financial viability of a non-utility affiliate.

         3. An AEP operating company shall not make an investment in a non-utility affiliate under circumstances in which the operating company would be liable for the debts and/or liabilities of the non-utility affiliate incurred as a result of acts or omissions of a non-utility affiliate.

         4. An AEP operating company shall not issue any security for the purpose of financing the acquisition, ownership or operation of a non-utility affiliate.

         5. An AEP operating company shall not assume any obligation or liability as guarantor, endorser, surety, or otherwise, in respect of any security of a non-utility affiliate.

         6. An AEP operating company shall not pledge, mortgage or otherwise use as collateral any assets of the operating company for the benefit of a non-utility affiliate.

         7. AEP shall hold harmless the retail customers of an AEP operating company from any adverse effects of credit rating declines caused by the actions of non-utility affiliates.

Transactions between AEP operating companies and affiliates involving a money pool for the financing of short-term funding requirements are exempt from the requirements of this paragraph. Further, the provisions of this paragraph would not preclude AEP operating companies from issuing securities or assuming obligations related to their existing coal subsidiaries.

         E. Any untariffed, non-utility service provided by an AEP operating company or affiliated service company to any affiliate shall be itemized in a billing statement pursuant to a written contract or written arrangement. The AEP operating company and any affiliated service company shall maintain and keep available for inspection by the State Commission copies of each billing statement, contract and arrangement between the AEP operating company or affiliated service company and its affiliates that relate to the provision of such untariffed non-utility services.

         F. Any good or service provided by a non-utility affiliate to an AEP operating company shall be by itemized billing statement pursuant to a written contract or written arrangement. The operating company and non-utility affiliate shall maintain and keep available for inspection by the State Commission copies of each billing statement, contract and arrangement between the operating company and its non-utility affiliates that relate to the provision of such goods and services in accordance with applicable State Commission retention requirements.

         G. Employees responsible for the day-to-day operations of the AEP operating companies and those of affiliated exempt wholesale generators or affiliated power marketers shall operate independently of one another. AEP shall document all employee movement between and among all affiliates. Such information shall be made available to each State Commission and consumer advocate upon request.

         H. An AEP operating company may not own property in common with an affiliated exempt wholesale generator or affiliated power marketer.

         I. No market information obtained in the conduct of utility business may be shared with an affiliated exempt wholesale generator or affiliated power marketer, except where such information has been publicly disseminated or simultaneously shared with and made available to all non-affiliated entities who have requested such information. Customer-specific information shall not be made available to an affiliated exempt wholesale generator or affiliated power marketer except under the same terms as such information would be made available to a non-affiliated company, and only with the written consent of the customer specifying the information to be released.

         J. A non-utility affiliate may use an AEP operating company's name or logo only if, in connection with such use, the affiliate makes adequate disclosures to the effect that (i) the two entities are separate, (ii) it is not necessary to purchase the non-regulated product or service to obtain service from the operating company; and (iii) the customer will gain no advantage from the operating company by buying from the affiliate.

         K. An AEP operating company shall not condition or tie the provision of any product, service, pricing benefit or waiver of associated terms or conditions to the purchase of any good or service from its affiliated exempt wholesale generator or power marketer.

         L. Except as provided in paragraph M, an affiliated exempt wholesale generator or affiliated power marketer shall not share office space, office equipment, computer systems or information systems with an AEP operating company.

         M. Computer systems and information systems may be shared between an AEP operating company and non-utility affiliates only to the extent necessary for the provision of corporate support services; however, the operating company shall ensure that the proper security access and another safeguards are in place to ensure full compliance with these affiliate rules.

         N. An AEP operating company may engage in transactions directly related to the provision of corporate support services with its affiliates in accordance with requirements relating to service agreements. As a general principle, such provision of corporate support services shall not allow or provide a means for the transfer of confidential information from the operating company to the affiliate, create the opportunities for cross-subsidization of affiliates, or otherwise provide any means to circumvent these affiliate rules.

         O. Except as provided in paragraph N, an AEP operating company may only make a product or service available to an affiliated exempt wholesale generator or an affiliated power marketer if the product or service is equally available to all non-affiliated exempt wholesale generators and power marketers on the same terms, conditions and prices, and at the same time. An AEP operating company shall process all requests for a product or service from affiliated and non-affiliated exempt wholesale generators and power marketers on a non-discriminatory basis.

         P. An AEP operating company which provides both regulated and non-regulated services or products, or an affiliate which provides services or products to an AEP operating company, shall maintain documentation in the form of written agreements, an organization chart of AEP (depicting all affiliates and AEP operating companies), accounting bulletins, procedure and work order manuals or regulated and non-regulated services or products. Such documentation shall be available, subject to requests for confidential treatment, for review by State Commission in accordance with Paragraph B above.

         Q. AEP shall designate an employee who will act as a contact for State Commissions and consumer advocates seeking data and information regarding affiliate transactions and personnel transfers. Such employee shall be responsible for providing data and information requested by a State Commission for any and all transactions between the jurisdictional operating company and its affiliates, regardless of which affiliate(s), subsidiary(ies) or associate(s) of an AEP operating company from which the information is sought.

         R. AEP shall designate an employee or agent within each signatory state who will act as a contact for retail consumers regarding service and reliability concerns and to allow a contact for retail consumers for information, questions and assistance. Such AEP representative shall be able to deal with billing, maintenance and service reliability issues.

         S. AEP shall provide each signatory state a current list of employees or agents that are designated to work with each State Commission and consumer advocate concerning state regulatory matters, including, but not limited to, rate cases, consumer complaints, billing and retail competition issues.

         T. Thirty (30) days prior to filing any affiliate contract (including service agreements) with the SEC or the FERC an AEP operating company shall submit to each affected State Commission a copy of the proposed filing.

         U. Any violation of the provisions of these affiliate standards are subject to the enforcement powers and penalties at the State Commissions.

         V. AEP shall contract with an independent auditor who shall conduct biennial audits for eight years after merger consummation of affiliated transactions to determine compliance with these affiliate standards. The results of such audits shall be filed with the State Commissions. Prior to the initial audit, AEP will conduct an informational meeting with the State Commissions regarding how its affiliates and affiliate transactions will or have changed as a result of the proposed merger.

         W. If the Public Utility Holding Company Act of 1935 is repealed or materially amended during the time this Agreement is in effect and equivalent jurisdiction is not given to another federal agency, AEP will work with the State Commissions to ensure that AEP continues to furnish the State Commission with the appropriate information to regulate its jurisdictional AEP operating company. The State Commission may establish its reporting requirements regarding the nature of intercompany transactions concerning the operating company and a description of the basis upon which cost allocations and transfer pricing have been established in these transactions.

9. ADEQUACY AND RELIABILITY OF RETAIL ELECTRIC SERVICE. AEP agrees to maintain or enhance the adequacy and reliability of retail electric service provided by each of the AEP operating companies. Service reports will be submitted to the State Commissions participating in this Agreement in the format described in Attachment C to this Agreement.

10. STATUTORY AND OTHER ISSUES. Provided the proposed merger is ultimately consummated, AEP commits that upon issuance of any final and non-appealable order from any state or federal commission addressing the merger that provides benefits or imposes conditions on AEP that would benefit the ratepayers of any jurisdiction, such net benefits and conditions will be extended to all other retail customers to the extent necessary to achieve equivalent net benefits and conditions to all retail customers of AEP.

11. CONTINUED PARTICIPATION. Nothing in this Agreement is intended to preclude the Commission and its staff from addressing in a manner not inconsistent with this Agreement issues raised in FERC Docket No. EC98-40-000.

12. ENFORCEABILITY. AEP and I&M will not assert in any action to enforce an order approving this Agreement that the Commission lacks the authority to have the provisions of this Agreement enforced under Indiana law.

DEFINITIONS

1. "AEP zone" means either the area comprising the AEP operating companies providing service in Indiana, Michigan, Kentucky, Ohio, Tennessee, Virginia and West Virginia ("East") or the area comprising the former CSW operating companies providing service in Arkansas, Texas, Oklahoma and Louisiana ("West").

2. "AEP operating company" means an AEP affiliate that is a public utility subject to rate regulation by the FERC and/or a state utility regulatory agency.

3. "Affiliate" means an entity that is an operating company's holding company, a subsidiary of the operating company or a subsidiary of the holding company.

4. "Consumer advocate" means an agency of the state government designated as a representative of consumers in matters involving utility companies before the applicable State Commission.

5.       "Entity" means a corporation or a natural person.

6. "Exempt wholesale generator" means an entity which is engaged directly or indirectly through one or more affiliates exclusively in the business of owning or operating all or part of a facility for generating electric energy and selling electric energy at wholesale and who:

         a. does not own a facility for the transmission of electricity, other than an essential interconnecting transmission facility necessary to effect a sale of electric energy at wholesale; and

         b.       has applied to the FERC for a determination under 15 U.S.C.
                  Section 79z-5a.

7. "FERC" means the Federal Energy Regulatory Commission, or any successor governmental agency.

8. "Non-Utility Affiliate" means an Affiliate which is not a domestic public utility. Non-utility affiliate includes a foreign affiliate.

9. "Holding Company" means AEP, or its successor in interest, or any Entity that owns directly or indirectly 10 percent or more of the voting capital stock of a utility operating company, or its successor in interest.

10.      "Power Marketer" means an entity which:

         a. becomes an owner or broker of electric energy in a state for the purpose of selling the electric energy at wholesale;

         b. does not own transmission or distribution facilities in a state;

         c.       does not have a certified service area; and

         d. has been granted authority by the FERC to sell electric energy at market-based rates.

11. "Regional Transmission Organization" (RTO) means an organization that operates electric transmission equipment and facilities on a regional basis.

12. "SEC" means the United States Securities and Exchange Commission, or any successor governmental agency.

13. "Service Agreement" means the agreement entered into between American Electric Power Service Corp. and AEP's operating companies, under which services are provided by American Electric Power Service Corp. to the operating companies.

14. "Service Company" means an Affiliate whose primary business purpose is to provide, among other functions, administrative and general or operating services to AEP utility operating companies.

15. "Services" means the performance of activities having value to one party including, but not limited to, managerial, financial, accounting, legal, engineering, construction, purchasing, marketing, auditing, statistical, advertising, publicity, tax, research and other similar services.

16. "Subsidiary" means any corporation 10 percent or more of whose voting capital stock is controlled by another Entity.

17. "Utility Affiliate" means an affiliate of a utility operating company that is also a public utility.

Presentation of Agreement to the Commission

1. The Parties shall move for the admission of this Agreement into evidence at the hearing scheduled for April 19, 1999 and sponsor evidence including testimony and exhibits as may be required to support Commission approval of this Agreement.

2. The Parties stipulate and agree to the issuance by the Commission of the Proposed Order in the form attached hereto as Attachment D. All of the terms and agreements contained in the Proposed Order are to be interpreted consistent with the provisions of this Agreement, which is to be attached to and incorporated by reference in the Final Order issued by the Commission.

Effect and Use of Agreement

1. This Agreement shall not constitute or be cited as precedent or deemed an admission by any Party in any other proceeding except as necessary to enforce its terms before the Commission, or any state court of competent jurisdiction. This Agreement is solely the result of compromise in the settlement process, shall not constitute a concession of subject matter jurisdiction and, except as expressly provided herein, is without prejudice to and shall not constitute a waiver of any position that any of the Parties may take with respect to any or all of the items resolved herein in any future regulatory or other proceedings and, failing approval by this Commission, shall not be admissible or discussed in any subsequent proceedings.

2. The evidence in this cause constitutes substantial evidence sufficient to support the Agreement and provides an adequate evidentiary basis upon which the Commission can make any finding of fact and conclusions of law necessary for the approval of the Agreement, as filed.

3. The issuance of the Final Order shall terminate any further proceedings in this cause.

4. In the event this cause is required to be litigated, the Parties expressly reserve all of their rights to make objections and motions to strike with respect to all testimony and exhibits and their right to cross-examine the witnesses presenting such testimony and exhibits.

5. The undersigned have represented and agreed that they are fully authorized to execute this Agreement on behalf of their designated clients who will be bound thereby.

6. The Parties to this Agreement shall not appeal the agreed Final Order or any other Commission order to the extent such orders are specifically implementing the provisions of this Agreement and shall support this Agreement in the event of any appeal by a person not a Party. This provision shall be enforceable by any Party, in any state court of competent jurisdiction.

7. The communications and discussions during the negotiations and conferences that produced the Agreement have been conducted on the explicit understanding that they are or relate to offers of settlement and shall, therefore be privileged and not admissible in any proceeding.

                  ACCEPTED and AGREED this 12th day of April 1999.


                                                Indiana Michigan Power Company


                                                By: /s/ Marc E. Lewis
                                                    ---------------------------
                                                    Marc E. Lewis
                                                    Senior Attorney

                                                AEP


                                                By: /s/ Richard E. Munczinski
                                                    ---------------------------
                                                    Richard E. Munczinski
                                                    Senior Vice President
                                                    American Electric Power
                                                      Service Corporation




                                                IURC Staff Negotiating Team


                                                By: /s/ Robert C. Glazier
                                                    ---------------------------
                                                    Robert C. Glazier
                                                    Director of Utilities



                                                By: /s/ Abby R. Gray
                                                    ---------------------------
                                                    Abby R. Gray
                                                    Special Counsel to the
                                                    Staff Negotiating Team

                                                                    Attachment A
                                                                     Page 1 of 1


                                 AEP/CSW MERGER
                            NET ANNUAL MERGER SAVINGS
                   AND INDIANA CUSTOMER BILL REDUCTIONS ($000)



            (1)                         (2)                        (3)                        (4)

                                        Net                    Customer                   Shareholder
          Period                  Merger Savings            Bill Reduction                  Savings
          ------                  --------------            ---------------               -----------
          Year 1                        5,591                     3,306                       2,286
          Year 2                       10,633                     5,927                       4,706
          Year 3                       13,531                     7,434                       6,097
          Year 4                       15,903                     8,668                       7,235
          Year 5                       17,437                     9,465                       7,972
          Year 6                       18,606                    10,073                       8,533
          Year 7                       19,515                    10,546                       8,969
          Year 8                       20,039                    10,818                       9,221

                                      121,255                    66,238                      55,017

                                                                    Attachment B
                                                                     Page 1 of 3

                                 AEP/CSW MERGER
                       EXAMPLE OF BASE RATE CASE TREATMENT
                             BASED ON YEAR 3 ($000)



CREDIT PER RIDER CONTINUES                                                                                    (7,434)

INCLUDED IN TEST YEAR:
GROSS MERGER SAVINGS                                                                       (17,048)

CHANGE IN CONTROL AMORTIZATION                                                 768
OTHER CTA AMORTIZATION                                                       2,751
                                                                             -----
TOTAL CTA AMORTIZATION                                                                       3,517
                                                                                            ------


NET MERGER SAVINGS IN TEST YEAR                                                            (13,531)

ADD BACK TO TEST YEAR COST OF SERVICE:
CUSTOMER SHARE (Attachment A,  Col. 3, Year 3)                               7,434
SHAREHOLDER PORTION (Attachment A, Col. 4,  Year 3)                          6,097
                                                                             -----
                                                                                            13,531
                                                                                            ------

NET BASE RATE REDUCTION                                                                                            0
                                                                                                              ------

INDIANA CUSTOMER RATE REDUCTION                                                                               (7,434)
                                                                                                              ======

                                                                    Attachment B
                                                                     Page 2 of 3



                                 AEP/CSW MERGER
                            BASE RATE CASE TREATMENT
                     FOR INCLUSION IN COST OF SERVICE ($000)



                                         Add Back to Test Year Cost of Service
                                         -------------------------------------
                                                   Customer                            Shareholder
                                                  Net Savings                          Net Savings
                                                  -----------                          -----------
               YEAR 1                                3,306                                2,286
               YEAR 2                                5,927                                4,706
               YEAR 3                                7,434                                6,097
               YEAR 4                                8,668                                7,235
               YEAR 5                                9,465                                7,972
               YEAR 6                               10,073                                8,533
               YEAR 7                               10,546                                8,969
               YEAR 8                               10,818                                9,221

                                                                    Attachment B
                                                                     Page 3 of 3


                                 AEP/CSW MERGER
                            AMORTIZATION OF ESTIMATED
                                 COST TO ACHIEVE



                                                                                        AMOUNT
                                                                                      ---------
                          YEAR 1                                                      3,517,436
                          YEAR 2                                                      3,517,436
                          YEAR 3                                                      3,517,436
                          YEAR 4                                                      3,517,436
                          YEAR 5                                                      3,517,436
                          YEAR 6                                                      3,517,436
                          YEAR 7                                                      3,517,436
                          YEAR 8                                                      3,517,436

                           TOTAL                                                     28,139,494*

-----------------
* May not add due to rounding

                                                                    Attachment C

                          Quality of Service Reporting



         Indiana Michigan Power will maintain the overall quality and reliability of its electric service at levels no less than it has achieved in the past decade.

         Indiana Michigan Power will provide service reliability reports annually indicating its calendar year Indiana Customer Average Interruption Duration Index (CAIDI) and Indiana System Average Interruption Frequency Index (SAIFI). These indices shall be determined and reported, including all storms. Definitions for these measures are included in this Attachment.

         Indiana Michigan Power also will provide annual Call Center performance measures for those centers which handle Indiana customer calls. These will include the Call Center Average Speed of Answer (ASA), Abandonment Rate, and Call Blockage. Definition for these measures are included in this Attachment.

         The performance information described above shall be provided by the end of May of the year following the calendar in question.

                            AEP Reliability Measures



1) System Average Interruption Frequency Index (SAIFI) is defined as the number of customers interrupted divided by the number of customers served. It is calculated by the equation:

                  SAIFI = number of customers interrupted
                          -------------------------------
                           number of customers served

2) Customer Average Interruption Duration Index (CAIDI) is defined as the number of customer hours of interruption divided by the number of customers interrupted. It is calculated by the equation:

                  CAIDI = sum of all customers hours of interruption
                          ------------------------------------------
                               number of customers interrupted

                            AEP Call Center Measures



1. Average Speed of Answer (ASA) is defined as the average time that elapses in seconds between the instant when a call is answered and the time it is connected to a Call Center representative (CSR) or an interactive voice recorder (IVR). It is calculated using the equation:

Average Speed of Answer =  time for all calls between call answer and CSR/IVR connection
                           -------------------------------------------------------------
        (seconds)                 total number of calls made to the Call Center

2. Abandonment Rate is the percentage of callers who hang up before being connected to a Call Center representative (CSR) or an interactive voice recorder
(IVR). It is calculated using the equation:

              Abandonment Rate =  {total number of callers who hang up}
                                   ---------------------------------------------  x 100
                   (percent)       total number of calls made to the Call Center

3. Call Blockage is the percentage of non-outage call attempts which do not get connected to a Call Center (busy signal, etc.). It is calculated using the equation:

              Call Blockage = {total number of non-outage calls that do not get connected}
                               ------------------------------------------------------------  x 100
                 (percent)     total number of non-outage calls made to the Call Center

                                STATE OF INDIANA

                      INDIANA UTILITY REGULATORY COMMISSION

IN THE MATTER OF THE INVESTIGATION      )
ON THE COMMISSION'S OWN MOTION          )
INTO ANY AND ALL MATTERS RELATING       )              CAUSE NO. 41210
TO THE MERGER OF AMERICAN               )
ELECTRIC POWER, INC. AND CENTRAL        )              APPROVED:
AND SOUTH WEST CORPORATION              )
CORPORATION


BY THE COMMISSION:

David E. Ziegner, Commissioner
Camie J. Swanson-Hull, Commissioner
Claudia J. Earls, Administrative Law Judge

                  On June 29, 1998, the Commission on its own motion initiated an investigation regarding the proposed merger of American Electric Power Company, Inc. ("AEP") and Central and South West Corporation ("CSW"). AEP is the parent company of Indiana Michigan Power Company ("I&M") which provides electric utility service in the State of Indiana. The Order noted that AEP and CSW had filed an application with the Federal Energy Regulatory Commission ("FERC") for approval of the merger under Section 203 of the Federal Power Act.

                  Petitions to intervene in this matter were filed by the Citizens Action Coalition of Indiana, Inc., Indiana Consumers For Fair Utility Rates run ad hoc group of industrial companies), PSI Energy, Inc. and Steel Dynamics, Inc.(1) These petitions were granted and these persons were made parties to this proceeding. The Office of Utility Consumer Counselor also participated in this proceeding.

                  After receiving written comments of the parties on certain issues relating to the proposed merger and after holding a preliminary hearing on August 4, 1998, the Commission on September 2, 1998, issued an Order appointing a negotiating team of members of the Commission Staff (the "Staff Negotiating Team") to attempt to negotiate a settlement of the issues presented in this matter.

                  By docket entries, I&M was directed to respond to various data requests seeking information about the proposed merger and to provide to the Commission, the Staff Negotiating Team and the other parties certain documents relating thereto. I&M responded to the requests by providing the requested information and documents.

                  During the course of this proceeding, status hearings were held at which time the Staff Negotiating Team submitted reports regarding the progress of negotiations. On April 9, 1999, I&M and the Staff Negotiating Team submitted to the Commission and recommended for approval a Stipulation and Settlement Agreement (the "Settlement

(1) SDI subsequently withdrew from the proceeding.

Agreement") executed by I&M, AEP and the Staff Negotiating Team.

                  On April 15, 1999, the parties to the Settlement Agreement prefiled with the Commission prepared testimony and evidence in support of the Settlement Agreement. Pursuant to notice of hearing given as provided by law, a public evidentiary hearing on the Settlement Agreement was held on April 19, 1999, at 10:00 a.m. in Room TC10 of the Indiana Government Center South, Indianapolis, Indiana. At that time, the Settlement Agreement and evidence relating thereto were accepted into the record.

                  Having considered the evidence and being duly advised, the Commission now finds:

     1. Notice and Jurisdiction. Due legal and timely notice of the settlement hearing was given and published as required by law. I&M is a "public utility" within the meaning of that term in IC 8-1-2-1 and is subject to the jurisdiction of the Commission in the manner and to the extent provided by the laws of the State of Indiana.

     2. The Settlement Agreement. As described in the Settlement Agreement, a copy of which is attached hereto as Exhibit A and incorporated herein by reference, the Settlement Agreement contains, among other things, provisions regarding (a) net non-fuel merger savings; (b) fuel and purchased power merger savings; (c) limitation on requests for stranded cost recovery; (d) allocation of proceeds from the sale of facilities; (e) system integration agreements; (f) Ohio Power waiver; (g) regional transmission organization commitments; (h) affiliate standards; and (i) maintenance and enhancement of the adequacy and reliability of retail electric service, including certain reporting requirements.

                  The Settlement Agreement further provides that if any other state commission or any federal commission issues a final and non-appealable order addressing the merger that provides benefits or imposes conditions that would benefit ratepayers of another jurisdiction. AEP will extend equivalent net benefits and conditions to all AEP retail customers.

                  The Settlement Agreement also provides that, upon approval by the Commission, neither the commission nor its Staff shall oppose the proposed merger before FERC or oppose AEP's previously made merger-related filings with the Securities and Exchange Commission.

                  The Settlement Agreement also states that it shall not constitute nor be cited as precedent or deemed an admission by any party in any other proceeding except as necessary to enforce its terms before the Commission, or any State Court of competent jurisdiction on these particular issues. The Settlement Agreement provides that it is solely the result of compromise in the settlement process, shall not constitute a concession of subject matter jurisdiction, and except as expressly provided therein, is without prejudice to and shall not constitute a waiver of any position that any of the parties thereto may take with respect to any or all of the items resolved therein in any future regulatory or other proceedings.

                  The Settlement Agreement states that if the Commission does not approve the Settlement Agreement in its entirety, it shall be null and void and deemed withdrawn, unless such change is approved by the parties.

     At the settlement hearing, Robert C. Glazier, Director of Utilities for the Indiana Utility Regulatory Commission, Richard E. Munczinski, Senior Vice President-Corporate Planning and Budgeting of American Electric Power Service Corporation, the service corporation subsidiary of AEP, and Kent D. Curry, Director of Regulatory Affairs for I&M, testified in support of Commission approval of the Settlement Agreement. Mr. Glazier and Mr. Munczinski discussed the negotiating process which resulted in the Settlement Agreement and the public benefits that would result from its approval. Mr. Curry testified regarding the mechanism by which the bill reductions will be implemented by I&M.

     3. Commission Findings. In our Order dated June 29, 1998, the Commission stated that this investigation was commenced because the Commission believed that the proposed merger of AEP and CSW could have a significant impact on the electric industry and customers in Indiana and across the region and the Commission was concerned about the proposed merger's effect on the reliability of service and the development of independent system operators. During the course of this proceeding considerable information about the proposed merger was requested from and provided by I&M. Additional information about the proposed merger has since been developed in the course of FERC proceedings and proceedings before other state commissions. After lengthy and detailed negotiations. I&M, AEP and Staff Negotiating Team have reached agreement on terms and conditions which help ensure that Indiana consumers will fairly share in the benefits achieved by the merger and that Indiana consumers will be protected against any detrimental effects. The Staff Negotiating Team recommends that the Commission approve the Settlement Agreement as a fair and just settlement of differences regarding merger-related issues. Having reviewed the Settlement Agreement and the evidence relating thereto, the Commission finds that the recommendation of the Staff Negotiating Team should be approved. The Commission further finds that the Settlement Agreement is a fair and reasonable resolution of the merger-relating issues of concern to the Commission and should be approved in its entirety without modification.

     IT IS THEREFORE ORDERED BY THE INDIANA UTILITY REGULATORY COMMISSION THAT:

         1. The Settlement Agreement shall be and hereby is approved in its entirety without modification.

         2. I&M shall implement the bill reductions as set forth in the Agreement.

         3. I&M shall be and hereby is authorize to defer and amortize its Indiana jurisdictional estimated merger-related costs-to-achieve savings over an eight-year period, as set forth in the Agreement.

         4. The investigation in this Cause commenced by our Order dated June 29, 1998 is hereby terminated.

         5. This Order shall be effective on and after the date of its approval.

McCARTY, KLEIN, RIPLEY, SWANSON-HULL AND ZIEGNER CONCUR:

APPROVED:

I hereby certify that the above is a true and correct copy of the Order as approved.

-----------------------------------
Joseph M. Sutherland, Secretary to the Commission